UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment __) *

MariaDB plc
(Name of Issuer)
Common Stock
(Title of Class of Securities)
G5920M100
(CUSIP Number)
December 16, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13G

CUSIP No.	G5920M100

1	Names of Reporting Persons
Lionyet International Ltd.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
5,861,630
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
5,861,630
9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,861,630
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
8.82%
12	Type of Reporting Person (See Instructions)
FI

SCHEDULE 13G

CUSIP No.	G5920M100

1	Names of Reporting Persons
Lakeside Travel Holding Ltd.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
5,861,630
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
5,861,630
9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,861,630
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
8.82%
12	Type of Reporting Person (See Instructions)
FI

SCHEDULE 13G

CUSIP No.	G5920M100

1	Names of Reporting Persons
Shihuang Xie
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [X]
3	Sec Use Only

4	Citizenship or Place of Organization
China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
5,861,630
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
5,861,630
9	Aggregate Amount Beneficially Owned by Each Reporting Person
5,861,630
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
8.82%
12	Type of Reporting Person (See Instructions)
IN, HC

Item 1.

(a) Name of Issuer:

MariaDB plc

(b) Address of Issuer's Principal Executive Offices:

699 Veterans Blvd Redwood City, California

Item 2.

(a) Name of Person Filing:

The persons filing this statement are Lionyet International Ltd., a limited liability company registered in the British Virgin Islands ("Lionyet"), Lakeside Travel Holding Ltd., a limited liability company registered in the British Virgin Islands ("Lakeside"), and Shihuang Xie, a Chinese citizen ("Mr. Xie" and collectively with Lionyet and Lakeside, the "Reporting Persons").

Mr. Xie serves as the director of both Lionyet and Lakeside. The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each Reporting Person also disclaims beneficial ownership of the Securities except to the extent of that person's pecuniary interest therein.

(b) Address of Principal Business Office or, if None, Residence:

The business address for each of the Reporting Persons is 348 Kwun Tong Road, 5/F, Manulife Place, Kowloon, Hong Kong.

(c) Citizenship:

See subsection (a) of this Item 2

(d) Title and Class of Securities:

Common Stock

(e) CUSIP No.:

G5920M100

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___

Item 4. Ownership

(a) Amount Beneficially Owned:

See Items 5-9 and 11 of the cover page for each Reporting Person.

The ownership of common shares of the Issuer reported by each Reporting Person relates to 5,861,630 shares of Common Stock, or 8.82%, of the Issuer's total issued and outstanding common shares calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act").

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

The Partnership holds the Stock for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8. Identification and classification of members of the group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Material to Be Filed as Exhibits.

Not applicable.

Item 11. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 26, 2022

Lionyet International Ltd.*

By: /s/ Shihuang Xie

Name: Shihuang Xie

Title: Director

Lakeside Travel Holding Ltd.*

By: /s/ Shihuang Xie

Name: Shihuang Xie

Title: Director

/s/ Shihuang Xie

Shihuang Xie*

* The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interests therein, and this report shall not be deemed an admission that such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.